SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04015465

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SEC FILE NUMBER
8- 41972

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

_Chapman Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 E. 1st St. N Ste. 400
(No. and Street)

Wichita (City) Kansas (State) 67202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Relihan (316) 265-3331
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Gibbs & Houlik, L.C.
(Name - *if individual, state last, first, middle name*)

301 N. Main, Suite 1700 (Address) Wichita (City) Kansas (State) 67202 (Zip Code)

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, Michael D. Relihan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chapman Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

President

Title

Notary Public

RACHEL B. LOFLAND
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 3/27/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN, GIBBS & HOULIK, L.C.
Certified Public Accountants & Consultants
www.aghlc.com

Epic Center • 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 • FAX (316) 267-0339

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Chapman Securities, Inc.

In planning and performing our audit of the financial statements of Chapman Securities, Inc. (Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally

accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

May 10, 2004
Wichita, Kansas

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2003 AND 2002

WITH

INDEPENDENT AUDITORS' REPORT

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2003 and 2002

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 13
Supplementary Information:	
Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	14
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	15
Schedule 2 - Reconciliation of the Computation of Net Capital with that of the Registrant as Filed in Part IIA of Form X-17A-5	16

ALLEN, GIBBS & HOULIK, L.C.
Certified Public Accountants & Consultants
www.aghlc.com

Epic Center • 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 • FAX (316) 267-0339

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Chapman Securities, Inc.

We have audited the statements of financial condition of Chapman Securities, Inc. (a wholly-owned subsidiary of Chapman Holding, Inc.) as of December 31, 2003 and 2002, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chapman Securities, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 15 to the financial statements, the Company has suffered recurring losses from operations and the Company is in discussions with its regulatory authority regarding its operations and net capital. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 15. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Allen, Gibbs & Houlik, L.C.

May 10, 2004

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

ASSETS

	2003	2002
Cash	**$ 227,556**	$ 178,227
Deposit with clearing organization	**30,012**	30,023
Certificates of deposit	**99,152**	112,994
Receivables:		
Current and former employees (net of allowance for doubtful accounts of $100,000 and $30,000)	**145,454**	204,552
Other	**25,596**	27,081
Prepaid expenses	**16,056**	3,287
Securities owned:		
Marketable, at market value; cost $846,867 and $647,227	**731,390**	610,580
Furniture and equipment, net of accumulated depreciation of $212,859 and $205,851	**36,588**	67,089
	$ 1,311,804	$ 1,233,833

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Note payable, clearing broker	**$ 846,867**	$ 651,867
Accounts payable	**103,273**	53,222
Commissions and salaries payable	**74,500**	74,669
Deferred income tax payable	**3,000**	4,000
Other accrued expenses	**21,338**	18,739
	1,048,978	802,497
Stockholder's equity:		
Common stock, no par value; authorized 100,000 shares, issued and outstanding 10,000 shares	**565,243**	566,743
Retained deficit	**(302,417)**	(135,407)
Total stockholder's equity	**262,826**	431,336
	$ 1,311,804	$ 1,233,833

The accompanying notes are an integral part of these financial statements.

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

STATEMENTS OF OPERATIONS

Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commission income and trading profits	$ 1,598,142	$ 1,532,290
Underwriting profits	45,386	221,479
Interest income	70,242	110,551
Other	51,401	42,115
	1,765,171	1,906,435
Expenses:		
Commissions	837,069	934,914
Employee compensation and benefits	291,837	330,257
Communications	51,942	45,918
Occupancy and equipment rental	251,885	307,927
Clearing	124,492	147,115
Interest	11,156	23,717
Unrealized loss on investments	70,659	47,031
Provision for reserve on employee receivables	70,000	30,000
Other operating expense	224,141	240,166
	1,933,181	2,107,045
Net loss before taxes	(168,010)	(200,610)
Income tax benefit:		
Current	--	--
Deferred	1,000	1,200
Net loss	$ (167,010)	$ (199,410)

The accompanying notes are an integral part of these financial statements.

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended December 31, 2003 and 2002

	Common Stock			
	Number of Shares	Amount	Retained Earnings (Deficit)	Total
Balance, December 31, 2001	10,000	$ 436,606	$ 64,003	$ 500,609
Return of capital to Parent		(19,863)		(19,863)
Contribution of capital by Parent		150,000		150,000
Net loss			(199,410)	(199,410)
Balance, December 31, 2002	10,000	566,743	(135,407)	431,336
Return of capital to Parent		**(1,500)**		**(1,500)**
Net loss			**(167,010)**	**(167,010)**
Balance, December 31, 2003	**10,000**	**$ 565,243**	**$ (302,417)**	**$ 262,826**

The accompanying notes are an integral part of these financial statements.

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net loss	$ (167,010)	$ (199,410)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	25,846	33,706
Unrealized loss on investments	70,659	47,031
Loss on disposal of equipment	155	--
Provision for reserve on employee receivables	70,000	30,000
Deferred income taxes	(1,000)	(1,200)
Changes in operating assets and liabilities:		
Deposit with clearing broker	11	13
Receivables	(9,417)	10,244
Securities owned	(191,469)	(615,222)
Prepaid expenses	(12,769)	(3,287)
Accounts payable	50,051	15,440
Commissions and salaries payable	(169)	29,331
Other accrued expenses	2,599	(14,022)
Net cash used in operating activities	(162,513)	(667,376)
Cash flows from investing activities:		
Net proceeds from (investment in) certificates of deposit	13,842	(57,346)
Net cash provided by (used in) investing activities	13,842	(57,346)
Cash flows from financing activities:		
Net borrowings on note payable, clearing broker	195,000	592,441
Proceeds from sale of equipment	4,500	--
Contributions of capital from Parent	--	150,000
Return of capital to Parent	(1,500)	(19,863)
Net cash provided by financing activities	198,000	722,578
Increase (decrease) in cash and cash equivalents	49,329	(2,144)
Cash and cash equivalents at beginning of year	178,227	180,371
Cash and cash equivalents at end of year	$ 227,556	$ 178,227

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

Chapman Securities, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company is a wholly-owned subsidiary of Chapman Holding, Inc. (Parent). The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities to customers in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Securities transactions are recorded on the trade date. Fiscal fees and applicable expenses are recognized when all services are rendered and closing of the bond issue is assured.

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Securities Owned - Marketable securities are valued at market value, and securities not readily marketable are valued at estimated fair value as determined by management.

(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment - Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. Amortization expense on assets acquired under capital leases is included with depreciation expense on owned assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes - The Company files consolidated income tax returns with the Parent. Income taxes or benefits are allocated to the Company on the basis of its individual taxable income or loss. This allocation approximates the amounts that would be reported if the Company was separately filing its tax returns.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards; deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of the assets and liabilities and their tax bases. Deferred tax assets are reduced by valuation allowances when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Reclassifications - Certain items on the 2002 financial statements have been reclassified to be consistent with the 2003 presentation.

(Continued)

3. CERTIFICATES OF DEPOSIT

The Company had two separate certificates of deposit (CD) at a bank totaling $99,152 and $112,994 at December 31, 2003 and 2002, respectively. The CDs mature on June 18, 2004 and January 24, 2005, respectively.

Both CDs were assigned as collateral against two separate loans of two entities. One loan was drawn by the Company's Parent and the second loan was drawn by an entity (Entity) that has a common owner with the Company's parent company. At December 31, the remaining balance of such loans was as follows:

	2003	2002
Parent	$ 30,545	$ 40,575
Entity	73,577	77,477
	$ 104,122	$ 118,052

On March 22, 2004, the Entity paid off its bank loan in full and the collateral assignment of the CDs was removed for this specific loan. The Company liquidated a portion of the above CDs. The balance of the certificates of deposit was $26,836 as of May 10, 2004.

4. RECEIVABLES, CURRENT AND FORMER EMPLOYEES

Receivables from current and former employees consist of advances on employee commissions. Management determines the allowance for doubtful accounts by regularly evaluating individual employee receivables and considering the employee's financial condition, credit history and current economic conditions. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

	2003	2002
Current employees	$ 192,114	$ 181,212
Former employees	53,340	53,340
	245,454	234,552
Allowance for doubtful accounts	(100,000)	(30,000)
	$ 145,454	$ 204,552

5. DEPOSIT WITH CLEARING BROKER

The Company is required to maintain a deposit with its clearing broker equal to the greater of $30,000 or 15% of municipal bonds owned. Maintenance requirements vary for other types of securities owned. Deposits at December 31, 2003 and 2002 were $30,012 and $30,023, respectively. The Company also had an inventory maintenance account included in cash with its clearing broker with balances of $189,034 and $159,041 at December 31, 2003 and 2002, respectively.

6. SECURITIES OWNED

Marketable, at Market Value - Marketable securities consist of trading and investment securities at market values, as follows:

	2003	2002
Municipal bonds	$ 731,390	$ 471,580
Equities	--	4,000
Corporate bonds	--	135,000
	$ 731,390	$ 610,580

All the municipal bonds pertain to Kansas issues. At December 31, 2003, all municipal bonds held consisted of one issue. At December 31, 2002, the Company held one municipal bond issue that constituted 85% of the municipal bonds in the securities owned, marketable.

7. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	December 31		Estimated
	2003	2002	Useful Lives
Furniture and equipment	$ 249,447	$ 272,940	5 to 10 years
Less accumulated depreciation	212,859	205,851	
	$ 36,588	$ 67,089	

Depreciation charged to income was $19,668 and $33,706 in 2003 and 2002, respectively.

8. NOTE PAYABLE, CLEARING BROKER

The Company's inventory is financed through Southwest Securities, Inc., the Company's clearing broker. At December 31, 2002, the note was secured by municipal bonds and a corporate bond with market values of $606,580. The note is due as the respective secured inventory is sold. Interest expense on inventory items is calculated daily on the inventory settlement date balance at slightly above the broker call money rate (5.25% at December 31, 2003). Interest paid was $11,156 and $23,717 for 2003 and 2002, respectively. There were amounts payable of $846,867 and $651,867 to the clearing broker at December 31, 2003 and 2002, respectively.

9. LEASES

The Company leases offices in Wichita and the Kansas City, Kansas area, under agreements classified as operating leases. The Wichita office is leased from a party related by common ownership with the Company's parent company and requires monthly payments of $7,000, expiring in 2004. The Company leases two offices in the Kansas City area that require monthly base rent payments of $1,900 and $6,186 plus operating costs and expire in 2005 and 2006. The Company subleases one of the Kansas City area offices under an agreement which calls for monthly leases payments of $4,216 and expires in 2006. The Company also leases certain office equipment under an operating lease.

Future minimum lease payments and receipts under the above agreements are due as follows:

	Lease Payments	Sub-lease Receipts
2004	$ 133,346	$ 50,595
2005	93,841	50,595
2006	32,044	21,081
	$ 259,231	$ 122,271

Rental expense for items under lease agreements was $222,519 and $252,037 in 2003 and 2002, respectively. Sublease rental income was $17,257 and $0 in 2003 and 2002, respectively.

10. INCOME TAX

Net deferred tax liabilities consist of the following components as of December 31, 2003 and 2002:

	2003	2002
Deferred tax assets:		
Net operating loss and contributions carryforwards	$ 83,000	$ 50,000
Less: Valuation allowance	(83,000)	(50,000)
	--	--
Deferred tax liabilities:		
Depreciation	(3,000)	(4,000)
	$ (3,000)	$ (4,000)

The Company recorded a valuation allowance of $83,000 and $50,000 on the deferred tax assets at December 31, 2003 and 2002, respectively, to reduce the total to an amount management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

Contribution carryforwards for tax purposes as of December 31, 2002 will expire in 2018 through 2023.

The provision for income taxes charged to income for the years ended December 31, 2003 and 2002 consists of the following:

	2003	2002
Current tax expense	$ --	$ --
Deferred tax benefit	(1,000)	(1,200)
	$ (1,000)	$ (1,200)

The income tax provision differs from the amount of "expected" income tax determined by applying the U.S. federal income tax rate (34%) to pretax income for the years ended December 31, 2003 and 2002, primarily due to the change in valuation allowance.

(Continued)

11. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 1% to 15% of their compensation on a pre-tax basis. The Company can contribute a discretionary amount. The Company did not make any contributions in 2003 or 2002.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital (deficit) and net capital requirements of $(38,884) and $100,000. The Company's aggregate indebtedness to net capital ratio was (6.65) to 1.

As restated, the Company had net capital and net capital requirements of $15,479 and $100,000 at December 31, 2002. The Company's restated aggregate indebtedness to net capital ratio was 15.3 to 1.

13. OFF-BALANCE SHEET RISK

The Company's commission revenue results from customer transactions introduced solely through its clearing broker. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions, due to the possibility that such customers may be unable to fulfill their contractual commitments, wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring the credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.

14. LITIGATION

The Company is involved in a lawsuit related to normal business operations as well as other complaints. In the opinion of management and the Company's legal counsel, these issues would not have a material adverse effect on the Company's financial statements.

15. SUBSEQUENT EVENTS AND UNCERTAINTIES AND ESTIMATES RELATED TO LIQUIDITY

The Company reported net losses of $167,010 and $199,410 for the years ended December 31, 2003 and 2002, respectively. As indicated in the statements of cash flows, approximately $130,000 of the liquidity requirements were met by net contributed capital from the Parent for the year ended December 31, 2002. There were no capital contributions from the Parent during 2003. Additionally, audited net capital at December 31, 2003, was less than the required $100,000.

The Company did not file its 2003 annual audited financial statements with the regulatory authorities (the NASD and the SEC) on a timely basis. As a result, the Company was fined $1,000 by the NASD.

In April 2004, the NASD conducted a routine examination of the Company which noted issues including violations of the net capital requirements. Based on the results of the examination, the Company calculated its net capital as of March 31, 2004 to be $80,976, which is below that required by the NASD. The Company is subject to penalties for such net capital violations although the Company has not yet received notification from the NASD as to what those penalties will be.

Subsequent to year-end the Company's parent contributed additional capital of $44,981 in March 2004, and another $120,000 in April 2004. These funds were a result of a loan to the Parent by a single corporate stockholder, a bank holding company. The bank holding company owns 49.76% of the Parent Company. The unsecured loan to the Parent matures in September 2004.

Initially, the full $164,981 was deposited into a new bank account in a bank owned by the same bank holding company that is a stockholder in the Parent Company. On April 27 and 28, 2004, $51,000 was transferred to the Company's operating account in an unrelated bank in order to be considered an allowable asset under the net capital rules.

Management's Intentions – In addition to the $164,981 of additional capital infusion in 2004, management has made substantial reductions in overhead expenses and has budgeted a small profit for 2004. Management believes it will be able to continue normal operations in the future based on these financial issues. However, they are uncertain with regards to any further disciplinary actions to be taken by the NASD.

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Chapman Securities, Inc.

We have audited the accompanying financial statements of Chapman Securities, Inc. (a wholly-owned subsidiary of Chapman Holding, Inc.) as of and for the years ended December 31, 2003 and 2002 (as restated) and have issued our report thereon dated May 10, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

During our 2003 audit, certain facts came to our attention that also impact the information contained in the accompanying Schedules 1 and 2 for 2002. The accompanying Schedules 1 and 2 have been restated for 2002 to include the affects of the Company's certificates of deposits pledged as security on third party notes payable.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

May 10, 2004
Wichita, Kansas

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1

Years Ended December 31, 2003 and 2002

	2003	2002
Aggregate indebtedness:		
Accounts payable and other accrued expenses	$ 124,611	$ 71,961
Commissions and salaries payable	34,835	52,059
Notes payable of third parties (secured by Company certificates of deposit)	99,152	112,994
Total aggregate indebtedness	$ 258,598	$ 237,014
Net capital:		
Credit items:		
Common stock	$ 565,243	$ 566,743
Retained deficit	(302,417)	(135,407)
Total credit items	262,826	431,336
Deductions and charges:		
Receivables from employees	105,789	181,942
Other receivables	--	2,352
Furniture and equipment, at cost, less accumulated depreciation	36,588	67,089
Prepaid expenses and other	16,056	3,287
Haircuts on securities owned	44,125	48,193
Certificates of deposit (pledged as security for notes payable of third parties)	99,152	112,994
Total deductions and charges	301,710	415,857
Net (deficit) capital	$ (38,884)	$ 15,479
Capital requirements:		
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for nonclearing firm ($100,000)	$ 100,000	$ 100,000
Net capital deficiency	(138,884)	(84,521)
	$ (38,884)	$ 15,479
Ratio of aggregate indebtedness to net capital	(6.65) to 1	15.3 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2003 and 2002.

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

SCHEDULE 2

Years Ended December 31, 2003 and 2002

	2003	2002
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2003 and 2002	$ 190,393	$ 83,086
Year-end audit adjustments:		
Commissions payable	4,494	67,585
Receivables, employees	(39,665)	(22,610)
Accounts payable	1,324	--
Other accrued expenses	2,900	(4,041)
Notes payable of third parties (secured by Company certificates of deposit)	99,152	112,994
Aggregate indebtedness as computed on Schedule 1	$ 258,598	$ 237,014
Net capital:		
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2003 and 2002	$ 124,135	$ 154,483
Year-end audit adjustments to net income related to allowable assets	(66,390)	(87,744)
Changes in allowable assets:		
Receivables, other (interest)	625	11,145
Receivables, employees (net of commissions payable)	--	45,885
Marketable securities	--	5,200
Adjustments to haircuts	1,898	(496)
Certificates of deposit (pledged as security for notes payable of third parties)	(99,152)	(112,994)
Net (deficit) capital as computed on Schedule 1	$ (38,884)	$ 15,479